Corporate Contacts:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
--------------------------------------------------

                 TTI TELECOM REPORTS FIRST QUARTER 2006 REVENUES
                     UP 37% WITH CONTINUED PROFITABILITY AND
                   A 5th CONSECUTIVE QUARTER OF BACKLOG GROWTH

Petach Tikva, Israel, May 16, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for its fiscal first quarter ended March 31, 2006.

Total revenues for the first quarter were $12.5 million as compared to $9.1 million for the first quarter of 2005, an increase of 37%. Operating income for the quarter was $0.7 million, compared with an operating loss of $5.1 million for the same quarter of 2005, and net income was $0.8 million, or $0.04 per diluted share, versus a net loss of $6.9 million, which includes a deemed dividend of approximately $2 million, or $0.58 per diluted share, in the same quarter last year. The operating and net income under Generally Accepted Accounting Principles ("GAAP") for the quarter includes stock-based compensation expense of $115,000 related to the implementation of Statement of Financial Accounting Standard (SFAS) 123R which was adopted effective January 1, 2006. TTI Telecom ended the first quarter with approximately $37.8 million in cash and liquid investments, or approximately $2.67 per basic share, and remained debt-free.

"Our strong performance this quarter was driven by continued demand for our OSS solutions by service providers migrating to next-generation networks," stated Ruben Markus, chief executive officer, TTI Telecom. "We added several new 3G service providers and received follow-on orders for contract expansions, additional functionalities and new applications from every sales region. This, coupled with continued operational and financial execution, resulted in revenue growth of 37%, a second consecutive quarter of profitability and, as evidenced by a book-to-bill greater than 1, a growing backlog."

"As our revenue performance indicates, our product offering for next generation networks is being well-received by the service provider community," continued Mr. Markus. "Key to our continued success is the capability of our solutions in providing customers with a cohesive picture of their network's ability to deliver high Quality of Service. As wireline and wireless providers undergo network transformations to deliver triple-play and 3G services, respectively, this capability becomes more integral to their success and we expect this to generate additional sales opportunities.

"Looking ahead, we expect to continue to add to our pipeline of opportunities by leveraging 3rd party relationships to expand sales coverage and through greater sales emphasis on high-growth regions as Latin America and Eastern Europe," concluded Mr. Markus. "We will continue to introduce new functionalities and applications to take advantage of the growing spending in next generation networks. At the same time, we remain committed to profitability as we lay the foundation for future growth."


1Q06 Earnings Conference Call Information
A conference call has been scheduled for 9:00am ET today on which management will discuss the results of first quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 23rd. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code 18118964. A live and archived webcast of the conference call will be available on the TTI Telecom web site (www.tti-telecom.com).



About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.




                               -tables to follow-


                                         TTI TELECOM INTERNATIONAL LTD.
-----------------------------------------------------------------------------------------------------------------------------
                                              STATEMENT OF INCOME
                                        (in thousands of U.S. dollars)

                                                                                          Three months ended
                                                                                               March 31,
                                                                             ---------------------------------------------
                                                                                       2006                    2005
                                                                             -----------------------     -----------------
Revenues:                                                                            Unaudited

   Products                                                                            $7,948                $5,088
   Services                                                                             4,547                 4,005
                                                                              -----------------          -----------------

Total revenues                                                                         12,495                 9,093
                                                                              -----------------          -----------------

Cost of revenues:
   Products                                                                             3,748                 3,524
   Services                                                                             1,932                 2,350
                                                                              -----------------          -----------------

Total cost of revenues                                                                  5,680                 5,874
                                                                              -----------------          -----------------

Gross profit:                                                                           6,815                 3,219
                                                                             ------------------          -----------------

Operating expenses:
   Research and development, net                                                        2,105                 2,142
   Selling and marketing                                                                2,535                 4,568
   General and administrative                                                           1,456                 1,582
                                                                             -----------------           -----------------

Total operating expenses                                                                6,096                 8,292
                                                                             -----------------           -----------------

Operating income (loss)                                                                   719               (5,073)
Financial income, net                                                                      96                   163
                                                                            ------------------           -----------------

Income (loss) before taxes                                                                815               (4,910)
Taxes on income                                                                            12                     8
                                                                           -------------------           -----------------

Net income (loss)                                                                         803               (4,918)
Deemed dividend associated with beneficial conversion feature of
   Preferred shares                                                                         0               (1,981)
                                                                            ------------------           -----------------

Net income (loss) attributable to Ordinary shares                                        $803              $(6,899)
                                                                             =================           =================

Net income (loss) per share attributed to Ordinary shareholders
   basic and diluted                                                                    $0.04               $(0.58)
                                                                             =================           =================

Weighted average number of shares used for computing basic net
   income (loss) per share to Ordinary shareholders                                14,159,809            11,872,941
                                                                             =================           =================
Weighted average number of shares used for computing diluted net                   14,575,138            11,872,941
   income (loss) per share to Ordinary shareholders                          =================            =================




                         TTI TELECOM INTERNATIONAL LTD.
---------------------------------------------------------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET
                         (in thousands of U.S. dollars)
                                                                                          March 31,                   December 31,
                                                                                            2006                          2005
                                                                               --------------------               ----------------
                                                                                       Unaudited
ASSETS
CURRENT ASSETS:

   Cash and cash equivalents                                                               $25,367                       $18,034
   Short-term bank deposits                                                                  1,744                         1,973
   Marketable securities                                                                    10,017                        15,713
   Trade receivables, net                                                                    3,779                         3,900
   Unbilled receivables                                                                      1,719                           964
   Related party                                                                               337                           367
   Other accounts receivable and prepaid expenses                                            2,064                         2,218
                                                                               --------------------          --------------------
Total current assets                                                                        45,027                        43,169
                                                                               --------------------          --------------------

LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                     673                           881
   Investment in a  affiliate                                                                  165                           165
   Severance pay fund                                                                        2,910                         2,970
   Long-term trade and unbilled receivables                                                  3,020                         3,937
                                                                               --------------------          --------------------
 Total long-term investments                                                                 6,768                         7,953
                                                                               --------------------          --------------------

PROPERTY AND EQUIPMENT:
   Cost                                                                                     22,672                        22,259
   Less - accumulated depreciation                                                          17,894                        17,530
                                                                               --------------------          --------------------
   Property and equipment, net                                                               4,778                         4,729
                                                                               --------------------          --------------------

Total assets                                                                               $56,573                       $55,851
                                                                               ====================          ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade payables                                                                           $2,214                        $1,867
   Related Parties                                                                           1,110                             0
   Deferred revenues                                                                         8,721                        10,226
   Other accounts payable and accrued expenses                                               6,208                         7,463
                                                                              ---------------------         ---------------------
Total current liabilities                                                                   18,253                        19,556
                                                                              ---------------------         ---------------------
ACCRUED SEVERANCE PAY                                                                        3,966                         3,852
                                                                              ---------------------         ---------------------

SHAREHOLDERS' EQUITY :
   Share capital:
        Ordinary shares                                                                      2,081                         2,022
          Preferred shares                                                                     505                           526
   Additional paid-in capital                                                               74,409                        73,446
   Accumulated other comprehensive loss                                                      (229)                         (336)
   Accumulated deficit                                                                    (42,412)                      (43,215)
                                                                              ---------------------         ---------------------
Total shareholders' equity                                                                  34,354                        32,443
                                                                              ---------------------         ---------------------
Total liabilities and shareholders' equity                                                 $56,573                       $55,851
                                                                              =====================         =====================


                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------------
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (in thousands of U.S. dollars)

                                                                                 Accumulated
                                Number of             Share capital                other       Retained
                        ----------------------- -------------------- Additional comprehensive  earnings      Total       Total
                        preferred  Ordinary   Preferred   Ordinary    paid-in    income    (accumulated comprehensive shareholders'
                        A shares    shares    A shares    shares      capital    (loss)(*)   deficit)   income (loss)  equity
                        ---------  ---------- --------- ---------  ------------ ----------  ----------- -------------  ------------
Audited

Balance as of

 January 1, 2005              -    11,872,941       $-    $1,794      $58,881      $(226)     $(34,156)                  $26,293

Issuance of Preferred A
 convertible shares
 and warrants , net      6,636,391          -      754         -       12,584          -             -                    13,338
Deemed dividend
 associated with
 beneficial
 conversion feature
 of Preferred A shares        -             -        -         -        1,981          -         (1,981)                       -
Conversion of
 Preferred A
 Convertible shares     (2,000,000)  2,000,000    (228)      228           -           -              -                        -
Comprehensive loss:
  Other comprehensive
   loss - unrealized
   losses on available
   -for-sale marketable
   securities, net
   of impairment              -             -        -         -           -        (110)             -      $  (110)      (110)
   Net loss                   -             -        -         -           -           -         (7,078)      (7,078)    (7,078)
                        -----------  ----------- --------   ---------   ---------   --------   ----------     ---------  --------
Total comprehensive loss                                                                                     $(7,188)
                                                                                                              =========
Balance as of
 December 31, 2005      4,636,391    13,872,941     526      2,022      73,446      (336)       (43,215)                  32,443

Unaudited

Exercise of warrants          -         354,545       -         38         848                                               886
Conversion of shares     (181,818)      181,818     (21)        21
Stock compensation                                    -          -         115                                               115
Comprehensive loss:
 Other comprehensive
  loss - unrealized
  losses on available-
  for-sale marketable
  securities, net
  of impairment               -             -         -           -         -         107              -          107        107
 Net income                                                                                          803          803        803
                        -----------  ----------- --------   ---------   ---------   --------   ----------     ---------   --------
Total comprehensive
 income                                                                                                         $ 910
                                                                                                                ========
Balance as
 of March 31, 2006      4,454,573    14,409,304      505        2,081     74,409     (229)      (42,412)                 34,354
                       ============  =========== ========  ===========  =========  =========   ==========               ========
Unaudited

Balance as
 of January 1, 2005           -      11,872,941       $-        $1,794   $58,881    $(226)     $(34,156)                 $26,293

Issuance of Preferred A
 convertible shares
 and warrants, net      6,636,391           -        754            -     12,584       -              -                   13,338
Comprehensive loss:
 Other comprehensive
  loss - unrealized
  losses on available-
  for-sale marketable
  securities, net
  of impairment               -             -           -           -          -     (166)            -        $  (166)    (166)
  Net loss                    -             -           -           -          -        -        (4,918)        (4,918)   (4,918)
                        -----------  ----------- --------   ---------   ---------   --------   ----------       --------- --------
Total comprehensive
 loss                                                                                                          $(5,084)
                                                                                                               =========
Balance as
 of March 31, 2005      6,636,391    11,872,941      754        1,794    $71,465    $(392)      $(39,074)                $34,547
                       ============  =========== ========  ===========  =========  =========   ==========               ========

(*) Accumulated other comprehensive income (loss) on account of unrealized gains
(losses) on available-for-sale marketable securities.


                         TTI TELECOM INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                                                         Three months ended          Year ended
                                                                                             March 31,               December 31,
                                                                                       2006              2005            2005
                                                                                  ------------    -----------      --------------
                                                                                             Unaudited
                                                                                  ---------------------------------

Cash flows from operating activities:


   Net income (loss)                                                                   $803          $(4,918)            $(7,078)
   Adjustments required to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                                      482               639               2,258
     Impairment of capitalized software development costs                                                                     177
     Gain from sale of property and equipment                                          (21)              (72)               (157)
     Amortization of premium and accretion of accrued interest on
       available-for-sale marketable securities                                         299             (104)                 411
     Accrued interest on short-term bank deposits                                       (3)                14                  27
     Severance pay, net                                                                 174             (307)               (142)
     Decrease in trade receivables, net                                                 121               493               2,855
     (Increase) decrease in unbilled receivables                                      (755)               710                 527
     Decrease in other accounts receivable and prepaid expenses                         154               381               1,047
     Decrease (increase) in long-term trade and unbilled receivables                    917                79               (669)
     Increase (decrease) in trade payables                                              347             (307)             (1,678)
     Increase (decrease) in related parties                                           1,140                24               (217)
     (Decrease) Increase in deferred revenues                                       (1,505)             1,754               5,584
     (Decrease) increase  in other accounts payable and accrued expenses            (1,255)               218               1,792
     Amortization of stock based compensation                                           115                 -                   -
       Realized gain on available for sale marketable securities                          -              (63)                   -
                                                                                  ---------         ---------            --------

Net cash provided by (used in) operating activities                                   1,013           (1,459)               4,737
                                                                                  ---------         ---------            --------

Cash flows from investing activities:

   Investment in short-term and long-term bank deposits                                   -             (373)             (2,487)
   Proceeds from short-term bank deposits                                               437               421               2,901
   Investment in available-for-sale marketable securities                           (3,196)          (14,900)            (19,148)
   Proceeds from sale of available-for-sale marketable securities                     8,700             8,964              15,540
   Purchase of property and equipment                                                 (540)             (628)             (1,145)
   Proceeds from sale of property and equipment                                          33                93                 293
                                                                                  ---------         ---------            --------

Net cash provided by (used in) investing activities                                   5,434           (6,423)             (4,046)

                                                                                   ---------         ---------            --------

Cash flows from financing activities:

   Short-term bank credit                                                                -             (967)               (967)
   Proceeds from exercise of  warrants, net                                            886            13,338              12,838
                                                                                   ---------         ---------           --------

Net cash provided by financing activities                                              886            12,371              11,871
                                                                                   ---------         ---------            --------

Increase in cash and cash equivalents                                                 7,333             4,489              12,562
Cash and cash equivalents at the beginning of the period                             18,034             5,472               5,472
                                                                                   ---------         ---------            --------

Cash and cash equivalents at the end of the period                                  $25,367            $9,961             $18,034
                                                                                  =========          ========             ========


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